WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

February 2, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn:	Mr. Patrick Gilmore, Accounting Branch Chief
Mr. David Edgar, Staff Accountant
Ms. Joyce Sweeney, Staff Accountant

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2014
Filed May 19, 2014
Form 6-K filed July 28, 2014
Form 6-K filed October 30, 2014
File No. 001-16139

Dear Ladies and Gentlemen:

On behalf of Wipro Limited (the “Company”), we acknowledge receipt of your letter dated January 20, 2015 regarding the SEC staff’s (the “Staff”) review of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014, the Company’s quarterly financials on Form 6-K for the quarter ended June 30, 2014 and the Company’s quarterly financials on Form 6-K for the quarter ended September 30, 2014. We respectfully advise the Staff that we anticipate providing the Company’s response to your letter by February 17, 2015.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lisa Stimmell

Lisa Stimmell

cc:	Suresh C. Senapaty, Wipro Limited
Raj S. Judge, Esq.

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